December 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit / Ms. Taylor Beech

Re:	M2i Global, Inc.
Offering Statement on Form 1-A Filed October 4, 2024
File No. 024-12517

Dear Ms. Pandit and Ms. Beech:

On behalf of M2i Global, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 21, 2024 with respect to the Company’s Offering Statement on Form 1 (the “Form 1-A”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form 1 (the “1-A/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Offering Statement on Form 1-A

Cover Page

1. We note that you plan to offer and sell shares of common stock at a fixed price between $0.75 to $2.75 per share. We also note your disclosure that on October 3, 2024, the last reported sale price of our common stock was $0.17 per share. As of October 10, 2024, your stock price is also $0.17 per share. Please confirm that you have provided a bona fide price range within which you presently plan to offer and sell securities. Include a detailed analysis describing why your price range is bona fide, and address how this is consistent with the fixed price of $0.10 contemplated in your recent registration statement on Form S-1, effective as of October 9, 2024. Please also see Rule 251(d)(3)(i)(F), which requires that the offering “be commenced within two calendar days after the qualification date . . . and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.”

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has updated the fixed price throughout the Form 1-A, which now reflects a range of $0.20 to $2.20. Further, as also disclosed throughout the Form 1-A, the Company’s stock price as of December 6, 2024, was $0.30. As such, the Company believes the updated price range is now bona fide, given the stock price of $0.30 on December 6, 2024. In connection with the Staff’s comment regarding consistency with the fixed price of $0.10 in the Company’s latest registration statement filed on Form S-1, effective as of October 9, 2024, that registration statement solely relates to the resale by the selling stockholders identified therein of up to 38,837,500 shares of the Company’s common stock; and if the stockholders were to sell at a fixed price, it would be a price of $0.10. However, since the Company is traded on the OTCQB, those selling stockholders may sell at prevailing market prices as set forth on the cover page of the S-1.

Thus, the Company has not and will not receive any proceeds from the sale of shares of the common stock by the selling stockholders. The Company also notes that it acknowledges the Staff’s comment regarding Rule 251(d)(3)(i)(F), and reasonably expects the offering to be sold within two years from the initial qualification date.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Risk Factors

A valuation at this stage in the Company’s lifecycle is difficult to assess, page 14

2. We note your statement that the Transaction Fee “is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation A and the limit each investor may invest pursuant to Regulation A, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly.” Revise to further state, if true, that the price per share represents a valuation higher than management determined.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has added the additional disclosure requested by the Staff, on page 14 of the Form 1-A.

Bonus Shares; Discounted Price for Certain Investors

Volume Perks, page 25

3. We note your disclosure that “[i]nvestors in the highest bracket of these Bonus Shares will pay an effective price of approximately $1.46 per share before the Investor Processing Fee, a discount of approximately 17%.” Please similarly provide the effective prices at the $5,000 and $10,000 investment tiers. In addition, clarify whether investors will pay a transaction fee on the Bonus Shares.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has included the effective prices at the $5,000 and $10,000 investment tiers, as per the Staff’s request, on page 25 of the Form 1-A/A. Additionally, investors will not pay a transaction fee on the Bonus Shares, which is disclosed on page 25 of the 1-A/A.

4. Please disclose whether certain investors will be unable to receive the Bonus Shares if you have issued all of the shares from the Bonus Share pool, and if so, disclose how you will notify potential investors that the maximum number of Bonus Shares have already been issued and are no longer available.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company plans to offer a maximum of 20% bonus shares on any single investment in this Offering. As such, the Company is seeking to qualify 4,166,666 shares of Common Stock to be issued as Bonus Shares and without any consideration. The 4,166,666 amount represents 20% of the shares of Common Stock that will be issued for cash consideration. Therefore, all eligible investors will be able to receive Bonus Shares on their investment and at no time will Bonus Share be unavailable while the Offering is still open.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

General

5. You disclose the company is offering up to 14,285,714 shares of common stock and 2,857,142 Bonus Shares. Please include the Bonus Shares in the total number of shares being offered, such as in the table on the cover page of the offering circular as well as in Part I, Item 4 of Form 1-A. In addition, include the Bonus Shares and the Transaction Fee investors will pay in the maximum aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1-A and throughout the offering circular. Wherever you state the price range and assumed price per share, revise to include the Transaction Fee. Further, confirm that the Transaction Fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C).

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has updated the total number of shares being offered throughout the Form 1-A, which includes the table on the cover page of the offering circular as well as in Part  I, Item 4 of the Form 1-A, as requested by the Staff. Additionally, the Company has included the Bonus Shares and the Transaction Fee investors will pay in the maximum aggregate offering price attributable to the securities being offered on behalf of the issuer in Part I , Item 4 of the Form 1-A and throughout the offering circular, as requested by the Staff. Further, the Company has added disclosure throughout the Form 1-A regarding the price range and assumed price per share, which now includes the Transaction Fee. Additionally, the Company confirms that the Transaction Fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C)  .

6. We note your disclosure on the cover page that “investors will be required to pay a Transaction Fee to the Company . . . equal to 2.0% of the subscription price.” We also note that “Transaction Fee,” “Investor Fee,” “Investor Transaction Fee,” “Ancillary Fee,” and “Investor Processing Fee” appear to be used interchangeably throughout the filing. Please advise or, alternatively, to avoid confusion, consider using a single defined term throughout the offering statement.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has revised the Form 1-A/A throughout, to remove any references to “Investor Fee,” “Investor Transaction Fee,” “Ancillary Fee,” and “Investor Processing Fee,”, to avoid confusion. Thus, the Form 1-A now refers to this fee as a “Transaction Fee”.

7 . We note your recent registration statement on Form S-1, effective as of October 9, 2024, pursuant to which certain stockholders are offering for resale on a continuous basis up to 38,837,500 shares at a price of $0.10 per share. Please revise your disclosure throughout the offering statement to clarify the impact that the concurrent resale will have on the value of the common stock offered and the volume of common stock that is available for resale.

In connection therewith, please note that forward incorporation is not permitted by Form 1-A, and therefore you may need to affirmatively include certain future developments in your offering statement via either an amendment to the offering statement or a supplement filed pursuant to Rule 253(g). Please confirm your understanding of the requirement that the offering statement contain “any other material information necessary to make the required statements contained in the offering statement, in light of the circumstances under which they are made, not misleading.” Refer to Rule 252(a) of Regulation A. Please ensure that you will consider when a supplement or post-qualification amendment is required, depending on the facts and circumstances of any changes to your offering and revise your disclosure as appropriate.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company’s registration statement on Form S-1 (Registration No. 333-282273) was a shareholder resale registration statement, and not a Company offering. Thus, as described in the Form S-1, the Company has not, and will not receive any of the proceeds from the sale of the shares of our Common Stock being sold by the selling stockholders. Additionally, the Company confirms that it understands the requirements set forth in Rule 252(a) of Regulation A. Lastly, the Company ensures that it will consider a supplement or post-qualification amendment, in accordance with the Staff’s request. As such, the Company has also added additional disclosure on page 6 and page 32 of the Form 1-A/A which further references that the Company has not and will not receive any proceeds from the sale of the common stock by the selling stockholders.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (212) 398-1493.

Sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW